Exhibit 99.1

AirNet Entered into Investment Agreement with Unistar Group Holdings Ltd.

BEIJING, January 4, 2021 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. ("AirNet" or the "Company") (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that on December 30, 2020, it has entered into an investment agreement (the “Agreement”) with Unistar Group Holdings Ltd. (“Unistar”), an unaffiliated party of the Company. Pursuant to the Agreement, the Company has agreed to issue 23,876,308 ordinary shares with a par value of US$0.001 per share (each a “Share”), or approximately 19 % of the Company’s currently outstanding ordinary shares, to Unistar, in exchange for the delivery and transfer by Unistar to the Company of 500 computer servers specifically designed for mining cryptocurrencies. The computer servers were valued at US$ 2,530,888.61, representing a per Share consideration of US$0.106, or US$1.06 per American depositary share of the Company (each representing ten Shares). The per ADS consideration represents a 20% discount to the average closing price of the Company’s ADSs over the 20-trading day period ended on December 29, 2020, the last trading day prior to the date when the Agreement was signed.

Mr. Herman Guo, the Chairman and CEO of the Company, commented “The Company has recognized the needs to store and analyze data generated from the inflight connectivity business and the boom of the power of the blockchain technology as applied to the Company’s use cases. With the acquisition of 500 computer servers specifically designed for mining cryptocurrencies, the Agreement epitomizes the Company’s determination to create values for its investors along with its drive for technological innovations, which sets the Company on a relentless search for new venues to expand and broaden the Company’s ability to provide blockchain empowered solutions to its existing and potential clients. After careful evaluation of this opportunity, the Company is convinced that it is the right time to take another leap in technological innovation and form a new line of business embracing the mining of cryptocurrencies and future applications derived upon cryptocurrencies.”

About AirNet Technology Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirNet provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with its partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu
Director, Investor Relations
AirNet Technology Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com